SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 5)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX RADIO, INC.
(Name of Subject Company (Issuer))
COX MEDIA GROUP, INC.
(Offeror)
COX ENTERPRISES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow Lohnes PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000
CALCULATION OF FILING FEE

Transaction Valuation(1): $82,405,037	Amount of Filing Fee(2): $4,599

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.80, which is the increased tender offer price, and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. to be acquired in the tender offer. The 17,167,716 Shares represent the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$3,641
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-(a)(1)(M)
EX-(a)(1)(N)
EX-(a)(1)(O)
EX-(a)(1)(P)
EX-(a)(1)(Q)
EX-(a)(1)(R)
EX-(a)(5)(I)
EX-(c)(11)

This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-T on March 23, 2009 (as previously amended and supplemented, the “Schedule TO”), by Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Enterprises (“Media”). The Schedule TO relates to the offer by Media to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc., a Delaware corporation and a majority-owned subsidiary of Media (“Radio”), not owned by Media upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 29, 2009 (the “Amended and Restated Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”).
All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Amended and Restated Offer to Purchase.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows.
Items 1 through 9, 11 and 13.
The information in the Amended and Restated Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein. For reference, the Offer to Purchase dated March 23, 2009, as subsequently amended and supplemented (the “Original Offer to Purchase”), is amended and restated by the Amended and Restated Offer to Purchase as follows:
     (1) All references to the “Offer to Purchase” refer to the “Amended and Restated Offer to Purchase.”
     (2) The price per Share to be paid in the Offer is increased from $3.80 per Share to $4.80 net per Share in cash without interest upon the terms and subject to the conditions set forth in the Offer. The increased Offer price represents premiums of approximately 45.5% and 53.8% over the closing price and 10-day volume-weighted average closing price, respectively, of the Shares on March 20, 2009, and an increase of 26.3% over the initial Offer price of $3.80 per Share. As a result, we will need approximately $86.4 million to purchase all Shares not otherwise owned by us in the Offer and to pay related fees and expenses.
     (3) The Offer is extended to, and will expire, at 12:00 midnight, New York City time, on May 13, 2009, unless further extended. You can withdraw previously tendered Shares at any time until the Offer has expired and, if the Shares are not accepted for payment by June 26, 2009, you can withdraw them at any time thereafter until your Shares are accepted for payment.
     (4) The last sentence of the first paragraph under “Summary Term Sheet” in the Original Offer to Purchase is hereby deleted in its entirety.
     (5) The following is hereby added as a new paragraph immediately following the first paragraph under “Summary Term Sheet” in the Original Offer to Purchase:
“When used in this Amended and Restated Offer to Purchase, the terms “we,” “our” and “us” refer to Media, unless the context requires otherwise. When used in this Amended and Restated Offer to Purchase, the term “Letter of Transmittal” refers to either the original Letter of Transmittal that was previously mailed to you or the Amended and Restated Letter of Transmittal that accompanies this document, unless the context requires otherwise. Similarly, when used in this Amended and Restated Offer to Purchase, the term “Notice of Guaranteed Delivery” refers to either the original Notice of Guaranteed Delivery that was previously mailed to you or the Amended and Restated Notice of Guaranteed Delivery that accompanies this document, unless the context requires otherwise.”
     (6) The last sentence of the second paragraph under “Summary Term Sheet — Who is offering to buy my securities?” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“Additionally, Enterprises has a majority stake in AutoTrader.com, the world’s largest online automotive classifieds marketplace and consumer information website, and related publications.”
     (7)The following is hereby added immediately after the paragraph under “Summary Term Sheet — How do I tender my Shares?” in the Original Offer to Purchase:
“If I tendered my shares before the tender offer price was increased to $4.80 per Share, do I have to do anything now? Do I need to use the Amended and Restated Letter of Transmittal or Amended and Restated Notice of Guaranteed Delivery to tender my Shares?
“No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the tender offer. Stockholders who have already tendered their shares (or who in the future tender their shares) using any Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the offer and will receive the increased tender offer price per Share described in this Amended and Restated Offer to Purchase if Shares are accepted for payment and paid for pursuant to the tender offer. See “Introduction” and ‘The Tender Offer — Section 3 — Procedures for Tendering Shares.’”
     (8)The following is hereby added as the penultimate sentence of the paragraph under “Summary Term Sheet — Have you held discussions with Radio in the last two years regarding any transaction?” in the Original Offer to Purchase:
“Subsequent to commencement of the tender offer, we held discussions with the special committee of Radio’s board of directors formed to consider the tender offer.”
     (9) The paragraph under “Summary Term Sheet — What does Radio’s board of directors think of the tender offer?” and the fifth paragraph under “Introduction” in the Original Offer to Purchase are hereby replaced in their entirety with the following:
“We commenced the tender offer without obtaining the prior approval or recommendation of Radio’s board of directors or any special committee of Radio’s board of directors. Radio’s board of directors has formed a special committee consisting of independent directors to consider the merits of our tender offer and has determined that the initial tender offer price of $3.80 per Share is fair to unaffiliated stockholders, as disclosed in the Schedule 14D-9 filed on April 3, 2009, as amended and supplemented. Prior to us increasing the initial tender offer price, the special committee had changed its position with respect to the original offer from a favorable recommendation to the position that it expresses no opinion. We expect that the special committee will advise stockholders of Radio’s position with respect to the increased tender offer price shortly. However, the consummation of the tender offer does not require the approval or recommendation of Radio’s board of directors or its special committee. See “Introduction” and “Special Factors—Background of this Offer.”

     (10) The second instance of “Summary Term Sheet — What is your position as to the fairness of the transaction?” in the Original Offer to Purchase is hereby moved and replaces the first instance of “Special Factors — What is your position as to the fairness of the transaction?” in the Original Offer to Purchase.
     (11) The word “initial” is hereby inserted between the first two words of the first bullet in the first sentence under “Summary Term Sheet — What is your position as to the fairness of the transaction?” in the Original Offer to Purchase, immediately before the reference to $3.80 in the ninth paragraph under “Special Factors — Background of This Offer” in the Original Offer to Purchase and as the fourth word of the first sentence under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Stock Trading History and Implied Premiums” in the Original Offer to Purchase.
     (12) The second bullet in the first sentence under “Summary Term Sheet — What is your position as to the fairness of the transaction?” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“the actual results for Radio through March 2009 and updated 2009 forecasts reflected a continued decline in advertising revenue as a result of continuing weakness in the economy; and”
     (13) The second paragraph under “Summary Term Sheet — What is your position as to the fairness of the transaction?” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“While we have increased the tender offer price per Share from $3.80 to $4.80, Enterprises and Media continue to believe that the $3.80 per Share initial tender offer price is fair to the unaffiliated stockholders of Radio based on the factors summarized in the Offer to Purchase, dated March 23, 2009. We decided to increase the tender offer price to $4.80 per Share in order to increase investor participation in the tender offer. Since Enterprises and Media continue to believe that the $3.80 per Share initial tender offer price was fair to the unaffiliated stockholders of Radio, Enterprises and Media, for the same reasons described in the original Offer to Purchase, believe that the increased tender offer price of $4.80 per Share is also fair to the unaffiliated stockholders of Radio. On the basis of the factors the boards of directors of Enterprises and Media considered in determining the fairness of the tender offer price and the familiarity of the boards of directors with Radio’s business, the boards of directors did not believe that it was necessary to incur the additional expense of obtaining a fairness opinion from Citi or any updated financial presentations to Citi’s financial presentation to us on March 22, 2009. Further, we did not ask Citi to revise, update or otherwise confirm its March 22, 2009 presentation in connection with the increase in the tender offer price from $3.80 per Share to $4.80 per Share.”
     (14) The date referenced in the paragraph under “Summary Term Sheet — How do I tender shares issued to me under the Radio’s employee stock purchase plan that are held in an account at American Stock Transfer & Trust Company?” in the Original Offer to Purchase is hereby amended to refer to May 11, 2009.
     (15) The following is hereby added after second sentence under “Summary Term Sheet — What is the market value of my Shares as of a recent date?” in the Original Offer to Purchase:
“Since March 20, 2009 through April 29, 2009, the Shares have traded between $3.26 and $4.95 per Share.”
     (16) The paragraph under “Summary Term Sheet — Are there any financial reports or valuations regarding Radio?” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“For purposes of assisting the boards of directors of both Enterprises and Media in determining the fairness of the tender offer price, Citi provided the boards of directors of Enterprises and Media with a financial presentation regarding Radio on March 22, 2009. This financial presentation is summarized in “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” In addition, Enterprises annually obtains appraisals of its businesses, including Radio, solely for compensatory purposes, and while Enterprises’ and Media’s boards of directors were generally aware of the preliminary appraisals as of December 31, 2008, the appraisals were neither provided to Citi in connection with the preparation of its presentation nor presented to the respective boards of directors in connection with their determination of the price offered. The 2007 and preliminary 2008 appraisals are summarized in “Special Factors — Annual Appraisal for Compensatory Purposes.” Further, Radio obtained a valuation of its radio stations and FCC licenses as of December 31, 2008 in connection with its annual impairment testing pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Again, Enterprises’ board of directors was aware of these valuation reports, but they were not provided to Citi in connection with the preparation of its presentation and neither Enterprises’ nor Media’s board of directors relied upon, referred or otherwise used the valuation reports in determining the price offered. A summary of such valuations is set forth in “Special Factors — SFAS No. 142 Appraisals.”
     (17) The third sentence of the second bullet in the second paragraph under “Special Factors — Background of This Offer” in the Original Offer to Purchase is hereby replaced in its entirety with the following sentence:
“At the meeting, Radio’s management discussed cost cutting initiatives and reducing planned capital expenditures, and, shortly after the meeting, Radio decided to suspend purchases under Radio’s stock repurchase program once fourth quarter results were released on March 4, 2009 and the blackout period under Radio’s insider trading policy was lifted two business days after such release in order to have cash available to reduce its indebtedness.”
     (18) The last sentence of the 15th paragraph under “Special Factors — Background of This Offer” in the Original Offer to Purchase is hereby replaced in its entirety with the following sentence:
“A copy of the unanimous written consent was filed as Exhibit (a)(5)(G) to the tender offer statement filed by Enterprises and Media with the Commission on April 20, 2009 and is incorporated herein by reference.”
     (19) The third sentence of the 25th paragraph under “Special Factors — Background of This Offer” in the Original Offer to Purchase is hereby replaced in its entirety with the following sentence:
“A copy of the unanimous written consent, effective April 19, 2009, was filed as Exhibit (a)(5)(H) to the tender offer statement filed by Enterprises and Media with the Commission on April 20, 2009 and is incorporated herein by reference.”
     (20) The last paragraph under “Special Factors — Background of This Offer” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“On the morning of April 20, 2009, Enterprises issued a press release announcing an extension of the Expiration Date for the Offer to 12:00 midnight on May 1, 2009 and filed an amendment to the Schedule TO. Shortly thereafter, Radio filed an amendment to its Schedule 14D-9 disclosing the special committee’s changed recommendation regarding the Offer to neutral, but maintaining the special committee’s determination as to the fairness of the $3.80 per Share Offer price. Later that day, representatives of Citi contacted representatives of Gleacher in order to discuss a process going forward and agreed to meet the following day. Also, on April 20, 2009, Dyer telephoned Baranco and Evans to discuss the special committee’s changed recommendation and a process going forward.
“At a meeting on April 21, 2009, representatives of Gleacher provided to the representatives of Citi a written presentation that included historical trading information about the Shares, as well as information about premiums paid in certain transactions involving the acquisition of minority interests. The representatives of Gleacher also explained the reasons for the special committee’s changed recommendation, which were consistent with the reasons set forth in the amendment to Radio’s Schedule 14D-9 filed by Radio on April 20, 2009. Representatives of Gleacher also informed representatives of Citi that the special committee had authorized Gleacher to contact stockholders in order to discuss the Offer.
“On April 23, 2009, representatives of Gleacher contacted representatives of Citi and stated that, after discussions with its advisors, the special committee was requesting that Enterprises and Media increase the Offer price to $5.00 per Share, and that if Enterprises and Media were to do so, the special committee would recommend that stockholders accept the Offer. The representatives of Gleacher indicated that they believed the proposed $5.00 per Share price was justified by recent weighted-average trading price information for the Shares, multiples and premiums paid in other minority-interest acquisitions, the average price paid by Radio in its repurchases of Shares in the first quarter of 2009 and Gleacher’s recent conversations with stockholders of Radio.
“On April 24, 2009, representatives of Citi met with representatives of Gleacher and informed them that Enterprises and Media were not prepared to increase the Offer price to $5.00 per Share, as requested by the special committee. Citi noted to Gleacher that (i) the $5.00 per share Offer price requested by the special committee represented both a higher multiple than in media change of control transactions completed in the prior six months (notwithstanding that the Offer does not involve a change in control) and more than a 50% premium to the closing price per Share immediately prior to the announcement of the initial Offer and (ii) publicly-traded radio stocks had declined 2.4% since the announcement of the initial Offer and that if Radio had traded in line with its peers since that time, the “unaffected” price per Share would likely be lower than the current trading price, which has been influenced by the Offer. Citi then indicated to Gleacher that Enterprises and Media were prepared to increase the Offer price to $4.42 per Share if the special committee would recommend that stockholders accept the Offer.
“On April 27, 2009, representatives of Gleacher telephoned representatives of Citi and advised them that, after further discussions with its advisors, the special committee was requesting that Enterprises and Media increase the Offer price to $4.82 per Share and that, if Enterprises and Media were to do so, the special committee would recommend that stockholders accept the Offer.
“On April 28, 2009, representatives of Citi met with representatives of Gleacher and advised them that Enterprises and Media were prepared to increase the Offer price to $4.70 per Share if the special committee would recommend that stockholders accept the Offer. After consideration of this proposal, representatives of Gleacher advised representatives of Citi that the special committee was not prepared to recommend that stockholders accept the Offer at an Offer price of $4.70 per Share. Later in the day, Dyer and Hayes met with the members of the special committee and advised them that, after further consideration, Enterprises and Media were prepared to increase the Offer price to $4.80 per Share if the special committee would recommend that stockholders accept the Offer and that the Offer price of $4.80 per Share was Enterprises’ and Media’s last and highest offer. In this connection, Dyer and Hayes indicated that Enterprises and Media would not pay more than $4.80 per Share to consummate the Offer. After further consideration, on April 28, 2009, the special committee agreed to recommend that stockholders accept the Offer at an Offer price of $4.80 per Share. On that same day, Enterprises and Media approved the increased Offer price of $4.80 per Share and determined that the increased price is fair to Radio’s stockholders who are unaffiliated with Enterprises and its subsidiaries. See “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.”
“On April 29, 2009, Enterprises and Media issued a press release announcing the increased Offer price of $4.80 per Share and submitted for filing an amendment to the Schedule TO. Promptly following such filing, Enterprises and Media printed and disseminated this Amended and Restated Offer to Purchase to Radio stockholders.”
     (21) The first sentence under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“The rules of the Commission require us, Enterprises and Media, to express our belief to the unaffiliated stockholders of Radio as to the fairness of the transaction.”
     (22) The first sentence under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“Enterprises and Media each believes that the price to be paid in the Offer is substantively fair to such stockholders.”
     (23) The first two sentences of the fifth bullet in the first paragraph under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Original Offer to Purchase are hereby replaced in their entirety with the following:
“Enterprises received from Radio a regular monthly update of actual results through March 2009 and updated 2009 forecasts. Both the February Forecast and the March Forecast reflected a continued decline in Radio’s advertising revenue in excess of the decline forecasted in October 2008.”
     (24) The fourth sentence of the eighth bullet in the first paragraph under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“Radio’s average daily trading volume over the 12 months preceding commencement of the Offer was 277,000 Shares, which ranks Radio within the lowest quartile of NYSE-listed companies in terms of average daily trading volume.”
     (25) The first portion of the first sentence of the second paragraph prior to its bulleted list under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Original Offer to Purchase is hereby replaced in its entirety with the following:

“In addition, Enterprises and Media each believes that the Offer is procedurally fair to stockholders of Radio who are unaffiliated with Enterprises and its subsidiaries, notwithstanding the fact that the special committee formed by Radio to consider the Offer will not appoint or retain a representative unaffiliated with Enterprises and Media that would act solely on behalf of the unaffiliated stockholders in connection with negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer, based on the following factors:”
     (26) The two sub-bullets in the third bullet of the second paragraph under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Original Offer to Purchase are hereby deleted.
     (27) The first sub-bullet in the fourth bullet of the second paragraph under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“The Offer has remained open for almost 30 business days and will remain open for an additional 10 business days, unless further extended by us.”
     (28) The last sentence of the second paragraph under “Special Factors — Valuation Research Corporation Appraisal” is hereby deleted.
     (29) The following is hereby added at the end of clause (iv) of the fifth paragraph under “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” in the Original Offer to Purchase:
“(other than revising the size and composition of the Radio board of directors to be consistent with other Enterprises subsidiaries in the event of a short-form merger)”
     (30) The fourth sentence of the paragraph under “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Discounted Cash Flow Analysis” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“Estimated terminal values for Radio were calculated by applying a perpetuity growth rate range of 0.00% to 3.00% to Radio’s 2013 adjusted projected unlevered free cash flow of $54.5 million.”
     (31) The table under “The Tender Offer — Section 6 — Price Range of Shares; Dividends” is hereby supplemented to reflect that the high and low prices per Share were $6.73 and $2.90, respectively, for the first quarter of 2009 and $4.54 and $3.97, respectively, for the second quarter of 2009 through April 28, 2009.
     (32) The penultimate sentence of the first paragraph under “The Tender Offer — Section 7 — Certain Information Concerning Radio — March Forecast” is hereby deleted.
     (33) The following is hereby added as the last paragraph under “The Tender Offer — Section 7 — Certain Information Concerning Radio — March Forecast”:
“Cost containment initiatives resulted in a slight improvement in operating cash flow and EBITDA, as compared to the February Forecast; however, the significant year-over-year declines in revenue and pacings reflected the continued weakness in radio advertising.”
     (34) The estimated fees and expenses for filing fees, information agent (including mailing) and legal, printing and miscellaneous set forth in the table under “The Tender Offer — Section 11 — Fees and Expenses” is hereby amended to reflect (in thousands) $5, $400 and $895, respectively, for a total amount of $4,000.
     (35) The last paragraph under “The Tender Offer — Section 14 — Miscellaneous” in the Original Offer to Purchase is hereby replaced in its entirety with the following:
“We have filed with the Commission a tender offer statement on Schedule TO, as amended and supplemented, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Schedule 13E-3. Such Schedules and amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in ‘— Section 7 — Certain Information Concerning Radio.’”
     (36)  The disclosure regarding G. Dennis Berry in Schedule A of the Original Offer to Purchase is hereby amended and revised to reflect that Mr. Berry served as Vice Chairman of Enterprises from December 2005 to April 2009 and has served as a director of Enterprises since December 2005.

     (37) The second table set forth in Schedule B of the Original Offer to Purchase is hereby restated in its entirety as follows:

		Number of Shares	Lowest Price	Highest Price
		Purchased During	Paid for	Paid for
Period	Purchaser	the Period	Repurchases	Repurchases
June 1, 2007 to June 30, 2007	Radio	161,122	$13.79	$14.19
July 1, 2007 to July 31, 2007	Radio	397,063	12.99	14.19
August 1, 2007 to August 31, 2007	Radio	1,324,485	12.29	13.70
September 1, 2007 to September 30, 2007	Radio	254,200	12.87	13.82
October 1, 2007 to October 31, 2007	Radio	717,500	12.04	13.78
November 1, 2007 to November 30, 2007	Radio	1,130,300	11.50	13.09
December 1, 2007 to December 31, 2007	Radio	1,372,077	11.16	12.49
January 1, 2008 to January 31, 2008	Radio	1,621,000	10.49	12.20
February 1, 2008 to February 29, 2008	Radio	1,480,700	11.10	12.44
March 1, 2008 to March 31, 2008	Radio	248,000	11.04	12.52
April 1, 2008 to April 30, 2008	Radio	840,900	11.15	12.44
May 1, 2008 to May 31, 2008	Radio	317,600	11.27	12.58
June 1, 2008 to June 30, 2008	Radio	410,151	11.79	12.49
July 1, 2008 to July 31, 2008	Radio	1,984,167	9.40	11.74
August 1, 2008 to August 31, 2008	Radio	972,100	9.75	11.66
September 1, 2008 to September 30, 2008	Radio	1,422,847	9.94	11.80
October 1, 2008 to October 31, 2008	Radio	156,417	10.46	10.91
November 1, 2008 to November 30, 2008	Radio	306,100	4.06	5.96
December 1, 2008 to December 31, 2008	Radio	313,640	5.04	5.99
January 1, 2009 to January 31, 2009	Radio	302,553	4.94	5.99
February 1, 2009 to February 28, 2009	Radio	497,811	4.99	5.53
March 1, 2009 to March 31, 2009	Radio	184,031	3.56	5.50
     (38) The penultimate sentence of the third paragraph set forth in Schedule D of the Original Offer to Purchase is hereby replaced in its entirety with the following:
“By open court ruling on April 14, 2009 and Order dated April 20, 2009, the Georgia Court stayed the Georgia Action, including all pending motions, until April 30, 2009, and ordered defendants to submit a notice to the Georgia Court by the close of business on April 30, 2009 summarizing any rulings made at the April 29, 2009 hearing in the Delaware Action.”
     (39) The sentence immediately preceding the penultimate sentence of the fourth paragraph set forth in Schedule D of the Original Offer to Purchase is hereby replaced in its entirety with the following:
“On April 15, 2009, plaintiff in the Federal Action filed an amended complaint that repeated all claims advanced in the initial complaint and added claims regarding breach of sections 13(e) and 14(d) of the Exchange Act. On April 28, 2009, all parties to the Federal Action entered into a stipulation extending the time for all defendants to answer, move or otherwise respond to the amended complaint through and including June 19, 2009.”
     (40) The following is hereby added immediately after the last paragraph set forth in Schedule D of the Original Offer to Purchase:
“On April 27, 2009, representatives of Citi and attorneys for Enterprises and Media discussed with attorneys for plaintiffs in the Delaware Action and representatives of Value Incorporated, the financial advisor to plaintiffs in the Delaware Action, valuation and disclosure issues relating to the potential settlement of the Delaware Action. The financial advisors addressed their respective views regarding their financial analyses of Radio. Counsel for Enterprises and Media and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by the Radio special committee. Further negotiations took place between counsel for Enterprises and Media and counsel for plaintiffs on April 27 and throughout April 28, 2009.
“On April 29, 2009, the parties to the Delaware Action executed a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Delaware Action. The MOU provides that, in consideration for the settlement of the Delaware Action, (i) the tender offer price will be increased from $3.80 per Share to $4.80 per Share, and (ii) Enterprises, Media and Radio will make supplemental disclosures in appropriate filings with the SEC and disseminate them to holders of record of Radio stock no later than ten (10) days prior to the expiration of the Offer. In the MOU, the defendants in the Delaware Action acknowledge that they considered the unfair price, disclosure and other claims raised by plaintiffs in the Delaware Action in connection with the increase of the Offer price to $4.80 per Share and in determining to make the supplemental disclosures contemplated by the MOU. In exchange, the parties to the Delaware Action will use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of Radio stock, other than Enterprises, Media, Radio and the current Radio directors, during the period beginning on and including February 10, 2009, through and including the date of the consummation of the merger. If approved by the parties to the Delaware Action and the Court of Chancery of the State of Delaware, the settlement will result in the dismissal with prejudice of the Delaware Action and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Delaware Action or which arise out of or relate to the transactions contemplated by the Offer. The MOU further provides that, in the event the Delaware Action is dismissed in accordance with the settlement stipulation, the parties in the Delaware Action will use their best efforts to obtain the dismissal with prejudice of the Georgia Action and the Federal Action. The settlement of the Delaware Action is subject to numerous conditions set forth in the MOU and to be contained in any stipulation of settlement, including the completion of the merger.”
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement published on March 24, 2009.

(a)(1)(H)*	Cox Enterprises, Inc. press release, dated March 23, 2009.

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)*	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan mailed by Cox Enterprises to plan participants.

(a)(1)(K)*	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

(a)(1)(L)*	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.”

(a)(1)(M)	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.”

(a)(1)(N)	Amended and Restated Offer to Purchase, dated April 29, 2009.

(a)(l)(O)	Amended and Restated Letter of Transmittal.

(a)(l)(P)	Amended and Restated Notice of Guaranteed Delivery.

(a)(l)(Q)	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(l)(R)	Amended and Restated Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(2)(A)*	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

Exhibit No.	Description
(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.” (incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(C)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)*	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(E)*	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed April 8, 2009).

(a)(5)(F)*	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009).

(a)(5)(G)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009.

(a)(5)(H)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009.

(a)(5)(I)	Memorandum of Understanding, dated April 29, 2009.

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

Exhibit No.	Description
(c)(1)*	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)*	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009.

(c)(3)*	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(4)	Opinion of Gleacher Partners LLC (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates.

(c)(6)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps.

(c)(7)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro.

(c)(8)*	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(9)*	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(10)*	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation.

(c)(11)	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009.

(d)	None.

(e)	Revolving Promissory Note, dated December 4, 2003 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(M)).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.

/s/ John M. Dyer

John M. Dyer
Executive Vice President and
Chief Financial Officer

COX MEDIA GROUP, INC.

/s/ Neil O. Johnston

Neil O. Johnston
Vice President and
Chief Financial Officer
Date: April 29, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(M)	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.”

(a)(1)(N)	Amended and Restated Offer to Purchase, dated April 29, 2009.

(a)(l)(O)	Amended and Restated Letter of Transmittal.

(a)(l)(P)	Amended and Restated Notice of Guaranteed Delivery.

(a)(l)(Q)	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(l)(R)	Amended and Restated Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5)(I)	Memorandum of Understanding, dated April 29, 2009.

(c)(11)	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009.